Exhibit 2.2

STOCKHOLDER TENDER AGREEMENT

This STOCKHOLDER TENDER AGREEMENT (this “Agreement”), dated as of January 12, 2003, is entered into by and among William H. Davidow, Abbas El Gamal, Narendra K. Gupta, Harvey Jones, Thomas Kailath, Richard Mora, Yagyensh C. (Buno) Pati, Sushma Pati, Atul Sharan and Preethi Sharan and Yao-Ting Wang (each a “Stockholder Party”) and Synopsys, Inc., a corporation organized under the laws of the State of Delaware (the “Parent”).

WHEREAS, simultaneously with the execution of this Agreement, the Parent, Neon Acquisition Corporation, a corporation organized under the laws of the State of Delaware and a direct wholly-owned subsidiary of Parent (“Purchaser“), and [Neon], a corporation organized under the laws of the State of Delaware (the “Company”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”), which provides, among other things, for the acquisition of the Company by the Parent by means of a cash tender offer (the “Offer”) by Purchaser for all outstanding shares of Common Stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) and for the subsequent merger of Purchaser with and into the Company with the Company continuing as the surviving entity (the “Merger”);

WHEREAS, as of the date hereof, each Stockholder Party is the Beneficial Owner (as defined below) of, or has the sole right to vote, or cause to be voted, and dispose, or cause to the disposition, of the shares of Company Common Stock set forth opposite such Stockholder Party’s name in Schedule A (such Stockholder Party’s “Owned Shares”); and

WHEREAS, as an inducement and a condition to its entering into the Merger Agreement and incurring the obligations set forth therein, the Parent has required that each Stockholder Party enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein and in the Merger Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

1.    Certain Definitions.    (a)    Capitalized terms used but not defined in this Agreement are used in this Agreement with the meanings given to such terms in the Merger Agreement. In addition, for purposes of this Agreement:

“Affiliate” means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this Agreement, with respect to any Stockholder Party, “Affiliate” shall not include the Company or the Persons that directly, or indirectly through one or more intermediaries, are controlled by the Company.

“Agreement” has the meaning specified in the preamble hereto.

“Alternative Transaction” has the meaning set forth in Section 3(b) hereof.

“Beneficially Owned” or “Beneficial Ownership” with respect to any securities means having beneficial ownership of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act, disregarding the phrase “within 60 days” in paragraph (d)(1)(i) thereof), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all Affiliates of such Person and all other Persons with whom such Person would constitute a “Group” within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder.

“Beneficial Owner” with respect to any securities means a Person who has Beneficial Ownership of such securities.

“Company” has the meaning specified in the recitals hereto.

“Company Business” means the following business areas, in which the Company Group is currently engaged: The development, marketing and sales of software products and related services in, and the licensing of patents and other intellectual property relating to, the following technology areas:

1.    Reticle enhancement technology (RETs) including, but not limited to, optical proximity correction (OPC) and phase-shift masks (PSM), for subwavelength integrated circuit lithography;

2.    lithography simulation-based IC design verification, lithography simulation-based IC mask defect printability analysis;

3.    mask data preparation, including formatting and preparation of IC design data for mask inspection and metrology; and

4.    cell layout creation and migration.

“Company Common Stock” has the meaning specified in the recitals hereto.

“Company Group” means the Company and its subsidiaries.

“Company Meeting” has the meaning set forth in Section 5 hereof.

“Confidential Information” has the meaning set forth in Section 11(d) hereof.

“Merger” has the meaning specified in the recitals hereto.

“Merger Agreement” has the meaning specified in the recitals hereto.

“Purchaser” has the meaning specified in the recitals hereto.

“Offer” has the meaning specified in the recitals hereto.

“Offer Completion Date” means the date of purchase of shares of Company Common Stock by the Purchaser in the Offer.

“Option” has the meaning set forth in Section 4 hereof.

“Owned Shares” has the meaning specified in the recitals hereto.

“Parent” has the meaning specified in the preamble hereto.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proposed Business Combination” means the Offer and the related transactions contemplated by the Merger Agreement.

“Restricted Period” means the period commencing on the Offer Completion Date and ending on March 31, 2005.

“Specified Stockholder Parties” means Yagyensh C. (Buno) Pati and Yao-Ting Wang, collectively. “Specified Stockholder Party” means Yagyensh C. (Buno) Pati and Yao-Ting Wang, individually.

“Stockholder Party” has the meaning specified in the preamble hereto.

“Transfer” means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the Beneficial Ownership thereof (other than by operation of law), the offer to make such a sale, transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, “Transfer” shall have a correlative meaning.

2.    Tender of Shares; Agreement to Sell.

(a)    In order to induce Parent and the Company to enter into the Merger Agreement, each Stockholder Party hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, not later than the 20th business day after commencement of the Offer, such Stockholder Party’s Owned Shares. If a Stockholder Party acquires beneficial ownership of Owned Shares after the date hereof and prior to termination of this Agreement, such Stockholder Party shall tender such Owned Shares on such 20th business day or, if later, on the second business day after such acquisition.

(b)    The Parent, Purchaser or the Company, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable hereunder to a holder of Owned Shares such amounts as are required to be withheld under the Internal Revenue Code of 1986, or any applicable provision of state, local or foreign tax law, as specified in the Offer Documents. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Owned Shares in respect of which such deduction and withholding was made.

3.    No Disposition or Solicitation.

(a)    Each Stockholder Party agrees that from and after the date hereof, except as contemplated by this Agreement, such Stockholder Party will not (as a stockholder, trustee or custodian) Transfer or agree to Transfer any Company Common Stock Beneficially Owned by such Stockholder Party or over which such Stockholder Party has voting and dispositive power other than with the Parent’s prior written consent (which consent shall not be unreasonably withheld or delayed in the context of a Transfer to any member of the immediate family of such Stockholder Party or to any trust the Beneficial Ownership of which is held by such Stockholder Party, provided in each case that such transferee agrees, in a form satisfactory to the Parent, to be bound by the terms of this Agreement), or grant any proxy or power-of-attorney with respect to any such Company Common Stock other than pursuant to this Agreement. Notwithstanding the foregoing, each Stockholder Party may Transfer any Company Common Stock Beneficially Owned by such Stockholder Party or over which such Stockholder Party has voting and dispositive power pursuant to the existing terms and conditions of such Stockholder Party’s stock trading plan established prior to December 1, 2002 in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

(b)    Each Stockholder Party agrees that from and after the date hereof, subject to Section 11 of this Agreement, such Stockholder Party and its Affiliates and representatives will not directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person relating to, or otherwise facilitate any of the following (other than the transactions contemplated by the Merger Agreement) with respect to the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company or its subsidiaries whose assets, individually or in the aggregate, would constitute 40 percent or more of the consolidated assets of the Company, taken as a whole; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 40 percent or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for 40 percent or more of the outstanding Company Common Stock or the filing of a registration statement under the Securities Act, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing (an “Alternative Transaction”).

(c)    Each Stockholder Party agrees that unless required by applicable law, neither such Stockholder Party nor any of such Stockholder Party’s Affiliates or representatives shall make any press release, public announcement or other communication with respect to the Parent or the business or affairs of the Company or its subsidiaries, including this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of the Parent. Each Stockholder Party acknowledges and agrees that the terms of this Agreement shall be disclosed in connection with the announcement of the Merger Agreement.

4.    Option

(a)    On the terms and subject to the conditions set forth herein, each Stockholder Party hereby grants to the Parent an irrevocable option (the “Option”) to purchase all of the right, title and interest of such Stockholder Party in and to such Stockholder Party’s Owned Shares at a price equal to US$7.00 per share. The Parent may exercise an Option in whole, but not in part, if, but only if, (i) Purchaser has acquired shares of Company Common Stock pursuant to the Offer and (ii) such Stockholder Party shall have failed to tender into the Offer any Owned Shares or shall have withdrawn the tender of any Owned Shares into the Offer. Parent may exercise an Option at any time within the 60 days following the date when such Option first becomes exercisable.

(b)    In the event that the Parent is entitled to and wishes to exercise an Option, the Parent shall send a written notice to the relevant Stockholder Party or Parties specifying the place and the date for the closing of such purchase, which date shall be not more than 60 days after the date of such notice; provided that in the event that prior notification to, or approval of, any Governmental Entity is required in connection with the exercise of an Option or there shall be in effect any preliminary or final injunction or other order issued by any Governmental Entity prohibiting the exercise of an Option, the period of time during which the date of the closing may be fixed shall be extended until the tenth day following the last date on which all required approvals shall have been obtained, all required waiting periods shall have expired or been terminated and any such prohibition shall have been vacated, terminated or waived.

(c)    At the closing of the purchase of a Stockholder Party’s Owned Shares pursuant to exercise of an Option, simultaneously with the payment by the Parent of the purchase price for a Stockholder Party’s Owned Shares, such Stockholder Party shall deliver, or cause to be delivered, to the Parent certificates representing such Owned Shares duly endorsed to the Parent or accompanied by stock powers duly executed by the Company in blank, together with any necessary stock transfer stamps properly affixed, free and clear of all Liens.

5.    Stockholder Vote.    Each Stockholder Party agrees that (a) at such time as the Company conducts a meeting of or otherwise seeks a vote or consent of its stockholders for the purpose of adopting the Merger Agreement and approving the transactions contemplated by the Merger Agreement, including the Merger (such meeting or any adjournment thereof, or such consent process, the “Company Meeting”), such Stockholder Party will vote, or provide a consent with respect to, all Company Common Stock (including the Owned Shares) which, as of the relevant record date, such Stockholder Party has the power to vote, in favor of adopting the Merger Agreement and approving the transactions contemplated by such Agreement, including the Merger, and (b) such Stockholder Party will (at any meeting of stockholders or in connection with any consent solicitation) vote all shares of Company Common Stock (including the Owned Shares) which, as of the relevant record date, such Stockholder Party has the power to vote, against, and will not consent to, any Alternative Transaction or any action that would or is designed to delay, prevent or frustrate the Proposed Business Combination. Without limiting the foregoing, it is understood that the obligations under clause (a) in this Section 5 shall remain applicable in respect of each meeting of stockholders of the Company duly called for the purpose of adopting the Merger Agreement and approving the transactions contemplated thereby, including the Merger, regardless of the position of the Company’s board of directors as to the Merger or the Proposed Business Combination at the time of such meeting.

6.    Reasonable Efforts to Cooperate.    Each Stockholder Party will (a) use all reasonable efforts to cooperate with the Company in connection with the transactions contemplated by the Merger Agreement, (b) promptly take such reasonable actions as are necessary or appropriate to consummate such transactions, and (c) provide any information reasonably requested by the Company or the Parent for any regulatory application or filing made or approval sought for such transactions (including filings with the SEC).

7.    Additional Stock.    Each Stockholder Party agrees that any additional shares of Company Common Stock or securities convertible into Company Common Stock acquired by such Stockholder Party or over which it acquires Beneficial Ownership or voting power or dispositive power, whether pursuant to existing stock option agreements, warrants or otherwise, shall be subject to the provisions of this Agreement.

8.    Irrevocable Proxy.

(a)    In furtherance of the agreements contained in Section 8 of this Agreement, each Stockholder Party hereby irrevocably grants to, and appoints, the Parent and Aart J. de Geus, Chief Executive Officer of the Parent, Chi-Foon Chan, President of the Parent, and Steven K. Shevick, Chief Financial Officer of the Parent, in their respective capacities as officers of the Parent, and any individual who shall hereafter succeed to any such office of the Parent, and each of them individually, such Stockholder Party’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder Party, to vote all shares of Company Common Stock Beneficially Owned by such Stockholder Party or over which such Stockholder Party has voting power, or grant a consent or approval in respect of such shares, or execute and deliver a proxy to vote such shares, (i) in favor of adopting the Merger Agreement and approving the transactions contemplated thereby, including the Merger and (ii) against any Alternative Transaction or any other matter referred to in clause (b) of Section 5 hereof.

(b)    Each Stockholder Party represents and warrants to the Parent that any proxies heretofore given by it in respect of shares of Company Common Stock are not irrevocable, and that any such proxies are hereby revoked, and agrees to communicate in writing notice of revocation of such proxies to the relevant proxy holders.

(c)    Each Stockholder Party hereby affirms that the irrevocable proxy set forth in Section 8(a) is given in connection with, and in consideration of, the execution of the Merger Agreement by the Parent, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder Party under this Agreement. Each Stockholder Party hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Such Stockholder Party hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL.

9.    Representations, Warranties and Covenants of Stockholder Parties.    Each Stockholder Party hereby individually (and not jointly or severally) represents and warrants to, and agrees with, the Parent as follows:

(a)    Such Stockholder Party has all necessary power and authority and legal capacity to execute and deliver this Agreement and perform its obligations hereunder. In the case of each Stockholder Party who is not a natural person, no other proceedings or actions on the part of such Stockholder Party are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(b)    This Agreement has been duly and validly executed and delivered by such Stockholder Party and constitutes the valid and binding agreement of such Stockholder Party, enforceable against such Stockholder Party in accordance with its terms except (i) to the extent limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights or (ii) to the extent that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)    Each Stockholder Party is the sole Beneficial Owner of such Stockholder Party’s Owned Shares, other than those Owned Shares Beneficially Owned by a family trust or child of such Stockholder Party. Each Stockholder Party has the sole right to vote, or cause to be voted, and to dispose, or cause the disposition, of such Stockholder Party’s Owned Shares and there exist no limitations on his or her ability to exercise such right. Each Stockholder Party has good and marketable title (which may include holding in nominee or “street” name) to all of such Stockholder Party’s Owned Shares (other than those Owned Shares Beneficially Owned by a family trust or child of such Stockholder Party), free and clear of all Liens (other than as created by this Agreement and the restrictions on Transfer under applicable securities laws). The Owned Shares constitute all of the capital stock of the Company Beneficially Owned by such Stockholder Party or over which such Stockholder Party has the power to vote and dispose and neither such Stockholder Party nor any of such Stockholder Party’s Affiliates is the Beneficial Owner of, or has any right to acquire (whether currently upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) or vote any Company Common Stock or any securities convertible into or exchangeable or exercisable for Company Common Stock.

(d)    Neither the execution and delivery of this Agreement by such Stockholder Party nor the consummation of the transactions contemplated hereby will (i) conflict with, result in any violation of, require any consent under or constitute a default (whether with notice or lapse of time or both) by such Stockholder Party under any mortgage, bond, indenture, agreement, instrument or obligation to which such Stockholder Party is a party or by which such Stockholder Party or any of the Owned Shares is bound (or, in the case of each Stockholder Party that is not a natural person, such Stockholder Party’s constituent documents); (ii) violate any judgment, order, injunction, decree or award of any court, administrative agency or governmental body that is binding on such Stockholder Party; or (iii) constitute a violation by such Stockholder Party of any law or regulation of any jurisdiction.

(e)    Each Stockholder Party understands and acknowledges that the Parent is entering into the Merger Agreement in reliance upon such Stockholder Party’s execution, delivery and performance of this Agreement. Each Stockholder Party acknowledges that such Stockholder Party’s irrevocable proxy set forth in Section 8(a) is granted in consideration of the execution and delivery of the Merger Agreement by the Parent.

10.    Representations and Warranties of the Parent.    The Parent represents and warrants to the Stockholder Parties that the Parent has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Parent will not constitute a violation of, conflict with or result in a default under, (a) any contract, understanding or arrangement to which the Parent is a party or by which it is bound or that requires the consent of any other Person or any party pursuant thereto, (b) any judgment, decree or order applicable to the Parent, or (c) any law, rule or regulation of any governmental body, in each case except for violations, conflicts or defaults that would not have a material adverse effect on the ability of the Parent to perform its obligations under this Agreement; and this Agreement constitutes a legal, valid and binding agreement on the part of the Parent, enforceable against the Parent in accordance with its terms, except as such enforceability may be limited by principles applicable to creditors’ rights generally or governing the availability of equitable relief. The execution and delivery by the Parent of this Agreement and the consummation by the Parent of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Parent and no other corporate proceedings on the part of the Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Parent.

11.    Restrictive Covenants.    The provisions of this Section 11 shall apply only to the Specified Stockholder Parties.

(a)    Acknowledgements.    Each Specified Stockholder Party represents and warrants that: (i) such Specified Stockholder Party is entering into this Agreement in connection with the Merger Agreement and such Specified Stockholder Party’s sale of all of his shares of Company Common Stock to Purchaser as contemplated thereby, (ii) such Specified Stockholder Party has had the opportunity to retain and consult with an attorney of his choice, (iii) such Specified Stockholder Party has read this Agreement and he understands his rights and obligations under this Agreement and understands the consequences of breaching any provision of this Agreement, including, without limitation, this Section 11 and (iv) the restrictive covenants provided for in this Section 11 do not pose any extreme hardship on such Specified Stockholder Party and are reasonable under the circumstances (considering such Specified Stockholder Party’s exposure to the highest level of information due to his prior position with and ownership of shares of Company Common Stock) and any restrictions provided in this Agreement are necessary to protect the Company’s legitimate business interests and have been reasonably tailored as to time and place and are not overly broad as to the activities proscribed (considering the interests of the Specified Stockholder Party in pursuing a livelihood).

In addition, each Specified Stockholder Party acknowledges and understands that: (i) there may be defenses relating to the enforceability of this Section 11 based upon time or territory considerations and such Specified Stockholder Party hereby knowingly and voluntarily waives such defenses and agrees not to assert such defenses in any court proceeding and (ii) the restrictive covenants provided for in this Section 11 are specifically enforceable under California Business and Professions Code section 16601 and formed an essential part of the consideration of the Parent to enter into the Merger Agreement.

(b)    Non-Competition Agreement.    In connection with the sale of all of the shares of Company Common Stock held by each of the Specified Stockholder Parties pursuant to the Merger Agreement, during the Restricted Period, each Specified Stockholder Party hereby agrees (i) not to intentionally for direct or indirect compensation, intentionally assist any entity, whether as a principal, partner, employee or consultant, that is engaged, anywhere in the world in the Company Business if such assistance relates to any aspect of the Company Business (provided, that the foregoing shall not restrict any assistance to an operating unit of an entity where that unit is not engaged in the Company Business); and (ii) not to invest as a principal, partner, shareholder, member or otherwise, in any entity that is engaged anywhere in the world in the Company Business (provided, that the foregoing shall not apply to investments made by venture capital funds or similar funds in which such Specified Stockholder Party is a passive investor; and provided, further, that the foregoing shall not apply to an investment in any entity which devotes and intends to devote less than 10% of its resources to the Company Business).

(c)    Non-Solicitation Agreement.    In connection with the sale of all of the shares of Company Common Stock held by each of the Specified Stockholder Parties pursuant to the Merger Agreement, during the Restricted Period, each Specified Stockholder Party hereby agrees not to intentionally, directly or indirectly, whether for compensation or not, solicit or assist any other person or entity in soliciting any employee of the Company Group to perform services for any entity (other than the Company Group), or attempt to induce any such employee to leave the employ of any member of the Company Group.

(d)    Confidential Information.    (i)    Each Specified Stockholder Party acknowledges that, due to his position with and ownership interest in the Company, he had access to Confidential Information (as hereinafter defined) of the Company Group. Each Specified Stockholder Party hereby agrees not to disclose, communicate or divulge to, or use for the direct or indirect benefit of, any person (including the Specified Stockholder Party), firm, association or other entity (other than any member of the Company Group) any Confidential Information, except to the extent disclosure is required by a statute, by a court of law, by any governmental agency having supervisory authority over the business of the Company Group or by any administrative or legislative body (including a committee thereof) with apparent jurisdiction to order him to divulge, disclose or make accessible such information.

(ii)    For the purposes of this Agreement, the term “Confidential Information” includes, but is not limited to, customer lists, vendor lists, joint venture lists, databases, computer programs and software, frameworks, designs, models, marketing programs and plans, sales, financial, marketing, training and technical information and plans, business methods, business policies, procedures, techniques, research or development projects or results, trade secrets, pricing policies, intellectual property, any and all information relating to projected acquisitions, dispositions, joint ventures or other business arrangements whether involving any member of the Company Group or third parties, properties or management agreements, management organization information (including data and other information relating to members of the board of directors of the Company and management), operating policies or manuals, business plans, purchasing agreements, financial records, or other financial, commercial, business or technical information relating to the Company Group or any of its subsidiaries or information designated as confidential or proprietary that the Company Group may receive belonging to suppliers, customers or others who do business with the Company Group, information concerning how any member of the Company Group creates, develops, acquires or maintains its products and marketing plans, targets its potential customers, and operates its retail and other businesses, other than information which is otherwise available in the public domain (other than by reason of the breach by such Specified Stockholder Party of this Agreement or any other confidentiality agreement with any member of the Company Group).

(iii)    In the event that a Specified Stockholder Party receives a subpoena or any other written or oral request for disclosure or release of any Confidential Information or any other information concerning the Company Group, he shall promptly notify the Parent in writing and provide the Parent with a copy of such subpoena or other written request, or disclose the nature of the request for information, if oral.

(e)    Remedies and Related Matters.    (i)    Each Specified Stockholder Party hereby agrees that (A) each of the restrictive covenants contained in this Section 11 shall be construed as a separate covenant with respect to each geographic area to which it applies, (B) if, in any judicial proceeding, a court shall deem any of the restrictive covenants invalid, illegal or unenforceable because its scope is considered excessive, such restrictive covenant shall be modified so that the scope of the restrictive covenant is reduced only to the minimum extent necessary to render the modified covenant valid, legal and enforceable, and (C) if any restrictive covenant (or portion thereof) is deemed invalid, illegal or unenforceable in any jurisdiction, as to that jurisdiction such restrictive covenant (or portion thereof) shall be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining restrictive covenants (or portion thereof) in such jurisdiction or rendering that or any other restrictive covenant (or portion thereof) invalid, illegal, or unenforceable in any other jurisdiction.

(ii)    The parties hereto hereby declare that it is impossible to measure in money the damages that will accrue to Parent and the Company Group in the event that a Specified Stockholder Party breaches any of the restrictive covenants provided in this Section 11. In the event that a Specified Stockholder Party breaches any such restrictive covenant, the Parent shall be entitled to an injunction, a restraining order or such other equitable relief, restraining such Specified Stockholder Party from violating such restrictive covenant.

(iii)    The restrictive covenants provided in this Section 11 shall be in addition to any restrictions imposed on each Specified Stockholder Party by statute or at common law.

12.    Termination.    This Agreement, and all rights and obligations of the parties hereunder, shall terminate if, and on the date upon which, the Merger Agreement is terminated pursuant to Article IX thereof without the Merger having been consummated.

13.    Miscellaneous.

(a)    This Agreement represents the entire understanding of the parties hereto with respect to the subject matter of this Agreement and supersedes any and all other oral or written agreements and understandings among the parties heretofore made with respect thereto.

(b)    Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(c)    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors, personal or legal representatives, executors, administrators, heirs, distributees, devisees, legatees and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party (whether by operation of law or otherwise), in whole or in part, without the prior written consent of the other parties; provided, that the Parent may assign any or all rights under this Agreement to any subsidiary of the Parent. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

(d)    This Agreement may not be amended, changed, supplemented, or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto; provided, that the Parent may waive compliance by any other party with any representation, agreement or condition otherwise required to be complied with by any other party under this Agreement or release any other party from its obligations under this Agreement, but any such waiver or release shall be effective only if in a writing executed by the Parent.

(e)    All notices and other communications hereunder shall be in writing and shall be deemed given (i) upon transmitter’s confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the address for such party set forth below.

If to a Stockholder Party, to such Stockholder Party at the address set forth beside its name on Schedule A hereto with a copy to:

Numerical Technologies, Inc.
70 West Plumeria Avenue
San Jose, CA 95134
Fax: (408) 919-1920
Attention: Chief Financial Officer

and to:

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
Fax: (650) 493-6811
Attention: John V. Roos, Esq.

If to the Parent, to:

Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA
Fax: (650) 584-4396
Attention: Steven K. Shevick , Esq.

With a copy to:

Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006
Fax: (212) 225-3999
Attention: Victor I. Lewkow

or to such other address or facsimile number as the Person to whom notice is given shall have previously furnished to the others in writing in the manner set forth above.

(f)    If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

(g)    Each Stockholder Party acknowledges and agrees that in the event of any breach of this Agreement (excluding Section 11, which contains its own provisions with respect to remedies), the Parent would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed with respect to any provision of this Agreement other than Section 11 (which contains its own provisions with respect to remedies) that (i) each Stockholder Party will waive, in any action for specific performance, the defense of adequacy of a remedy at law, and (ii) the Parent shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance of this Agreement.

(h)    All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(i)    This Agreement shall be governed by and construed in accordance with, the internal laws of the State of Delaware without giving effect to the principles of conflict of laws.

(j)    Each party to this Agreement hereby irrevocably and unconditionally (i) consents to the submission to the exclusive jurisdiction of the courts of the State of Delaware sitting in Wilmington, Delaware and the United States District Court for the District of Delaware for any actions, suits or proceedings arising out of or relating to this Agreement, (ii) agrees not to commence any action, suit or proceeding relating thereto except in such courts and in accordance with the provisions of this Agreement, (iii) agrees that service of any process, summons, notice or document by U.S. registered mail shall be effective service of process for any action, suit or proceeding arising out of or relating to this Agreement brought against it in any such court, (iv) waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in the above-referenced courts of the State of Delaware or the United States District Court for the District of Delaware and (v) agrees not to plead or claim in any court that any such action, suit or proceeding arising out of or relating to this Agreement brought in any such court has been brought in an inconvenient forum.

(k)    The section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import.

(l)    This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

14.    Stockholder Capacity.    No Stockholder Party executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such a director or officer. Each Stockholder Party executing this Agreement does so solely in such Stockholder Party’s capacity as the owner of record and/or Beneficial Owner of the Owned Shares or as having the power to vote or dispose of the Owned Shares and nothing herein shall limit or affect any actions taken or omitted to be taken by a Stockholder Party in his or her capacity as an officer or director of the Company (including, for the avoidance of doubt, any action in compliance with Section 7.3 of the Merger Agreement); provided, that nothing in this Section 13 shall be deemed to permit any Stockholder Party to take any action on behalf of the Company that is prohibited by the Merger Agreement.

15.    Further Assurances.    From time to time, at the Parent’s request and without further consideration, each Stockholder Party shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SYNOPSYS, INC.

By:	/S/ STEVEN K. SHEVICK

Name:	Steven K. Shevick
Title:	Chief Financial Officer

By:	/S/ WILLIAM H. DAVIDOW

Name:	William H. Davidow

By:	/S/ ABBAS EL GAMAL

Name:	Abbas El Gamal

By:	/S/ NERENDRA K. GUPTA

Name:	Nerendra K. Gupta

By:	/S/ HARVEY JONES

Name:	Harvey Jones

By:	/S/ THOMAS KAILATH

Name:	Thomas Kailath

By:	/S/ RICHARD MORA

Name:	Richard Mora

By:	/S/ YAGYENSH C. (BUNO) PATI

Name:	Yagyensh C. (Buno) Pati

By:	/S/ SUSHAMA PATI

Name:	Sushama Pati

By:	/S/ ATUL SHARAN AND PREETHI SHARAN

Name:	Atul Sharan and Preethi Sharan

By:	/S/ YAO-TING WANG

Name:	Yao-Ting Wang

SCHEDULE A

STOCKHOLDER PARTIES

NAME	NUMBER OF SHARES	ADDRESS
William H. Davidow	173,210
Abbas El Gamal	500,705
Narendra K. Gupta	782,914
Harvey Jones	60,873
Thomas Kailath	895,834
Richard Mora	181,875
Yagyensh C. (Buno) Pati	2,271,074
Sushma Pati	44,926
Atul Sharan and Preethi Sharan	208,683
Yao-Ting Wang	1,626,702